Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	$13,020	$12,520	$11,319	$10,058	$9,414

Add (deduct):

Equity in net earnings of less than 50% owned affiliates	(109)	(172)	(180)	(134)	(152)

Dividends from less than 50% owned affiliates	227	196	170	154	116

Fixed charges	783	927	1,082	938	899

Interest capitalized, net of amortization	(13)	(4)	(7)	2	11

Earnings available for fixed charges	$13,908	$13,467	$12,384	$11,018	$10,288

Fixed charges:

Interest incurred:

Consumer products	$628	$744	$871	$747	$689

Financial services	54	81	107	94	105

	682	825	978	841	794

Portion of rent expense deemed to represent interest factor	101	102	104	97	105

Fixed charges	$783	$927	$1,082	$938	$899

Ratio of earnings to fixed charges (A)	17.8	14.5	11.4	11.7	11.4

(A) Reflects Kraft Foods Inc. as a discontinued operation. Interest incurred and the portion of rent expense deemed to represent interest factor of Kraft have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 15.8, 8.8, 7.0, 6.6 and 6.4 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.